Exhibit 99.1

For Immediate Release

NOVADAQ Announces Appointment of Robert S. White to Its Board of Directors

Toronto, Ontario – September 2, 2014 – Novadaq® Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant imaging solutions for use in surgical and diagnostic procedures, today announced that Robert “Bob” S. White has been appointed to the Company’s Board of Directors.

Mr. White is a medical technology industry veteran with over 25 years of high-level experience gained through numerous leadership positions with Medtronic, Instromedix-LifeWatch, ALARIS Medical Systems, Eli Lilly and General Electric. Mr. White was most recently the President and Chief Executive Officer of TYRX, a privately-held company commercializing innovative, implantable combination drug/device products designed to reduce surgical site infections, until it was acquired by Medtronic earlier this year. Prior to joining TYRX, Mr. White held several senior management positions with Medtronic, including President of Kyphon, President of Physio Control, and Vice President of Corporate Development. Mr. White was also responsible for the commercial operations of the Cardiac Rhythm Disease Management business as Vice President of U.S. Sales and Global Marketing. Mr. White holds a MBA from Cornell University and a BS in Aerospace Engineering from the University of Missouri-Rolla.

“I am delighted to welcome Bob to the Board of Directors,” said Dr. Arun Menawat, NOVADAQ President and CEO. “Bob has an accomplished history of sales and marketing, operations, business development and general management success within the medical device industry, and I believe his expertise and guidance will be of great benefit to NOVADAQ and our shareholders during this important time of growth for our company.”

“I have been following NOVADAQ’s progress for some time now and am very pleased to be joining the company as it works to build and maintain a powerful new clinical ecosystem that provides relevant imaging solutions for use in multiple points throughout the patient care continuum,” said Mr. White.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ®’s global mission. SPY® fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 100 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA® is used to assess perfusion in patients being treated for non-healing wounds.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Stephen Kilmer

Investor Relations

1-647-872-4849

skilmer@novadaq.com